UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

DYNAVOX INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

26817F104

(CUSIP Number)

Squam Lake Investors VI, L.P.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Diane Fernandes
Senior Counsel
Bain & Company, Inc.
131 Dartmouth Street
Boston, MA 02116
(617-572-2000)

February 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817F104	Page 1 of 7

1.	Names of Reporting Persons.
Squam Lake Investors VI, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 97,965 shares of Class A common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 97,965 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,965 shares of Class A common stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ The shares held by the other members of the group described in the second paragraph of Item 5(a) are excluded.

13.	Percent of Class Represented by Amount in Row (11) 1.0%*

14.	Type of Reporting Person PN
*The aggregate amount reported on this page is also included in the aggregate amount reported by Bain & Company, Inc. on page 2 of this Schedule 13D.

CUSIP No. 26817F104	Page 2 of 7

1.	Names of Reporting Persons.
Bain & Company, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Massachusetts

	7.	Sole Voting Power 4,082 shares of Class A common stock

	8.	Shared Voting Power 97,965 shares of Class A common stock

	9.	Sole Dispositive Power 4,082 shares of Class A common stock

	10.	Shared Dispositive Power 97,965 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,047 shares of Class A common stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ The shares held by the other members of the group described in the second paragraph of Item 5(a) are excluded.

13.	Percent of Class Represented by Amount in Row (11) 1.1%*

14.	Type of Reporting Person CO
*97,965 of the shares reported on this page are also included in the aggregate amount reported by Squam Lake Investors VI, L.P. on page 1 of this Schedule 13D.

Item 1.	Security and Issuer
This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of DynaVox Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2100 Wharton Street, Suite 400, Pittsburgh, PA 15203.

Item 2.	Identity and Background
This Schedule 13D is being filed by Squam Lake Investors VI, L.P and Bain & Company, Inc. (the “Reporting Persons”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of BGPI, Inc., the general partner of Squam Lake Investors VI, L.P. and the executive officers and directors of  Bain & Company, Inc.

Squam Lake Investors VI, L.P. is a Delaware limited partnership principally engaged in the business of managing its investments. Bain & Company, Inc. is a Massachusetts corporation principally engaged in the business of business consulting.  The address of the principal executive offices of the Reporting Persons is 131 Dartmouth St., Boston, MA 02116.

During the last five years, neither of the Reporting Persons nor, to the best knowledge of the  Reporting Persons, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Squam Lake Investors VI, L.P. directly owns 97,965 units of DynaVox Holdings LLC (“DynaVox Holdings”), which shares may be deemed to be indirectly beneficially owned by Bain & Company, Inc. and Bain & Company. Inc. directly owns 4,082 units of DynaVox Holdings.  These units were received in a reclassification of the outstanding limited liability company interests of DynaVox Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in April 2010 (the “Exchange Agreement”), the Reporting Persons (and certain permitted transferees) may, from and after April 27, 2011 (subject to the terms of the Exchange Agreement), exchange their units of DynaVox Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its units of DynaVox Holdings, the Issuer's interest in DynaVox Holdings will be correspondingly increased. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities reported herein on February 26, 2011, which is 60 days prior to April 27, 2011.

Item 4.	Purpose of Transaction
The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the units of DynaVox Holdings (and beneficial ownership of Class A Common Stock reported herein) were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in

            (a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e)           Any material change in the present capitalization or dividend policy of the Issuer;

            (f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)           Any action similar to any of those enumerated above.

However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer
The ownership percentages set forth below are based on 9,383,335 shares of the Issuer’s Class A Common Stock outstanding as of February 1, 2011as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 9, 2011.

(a) As a result of the Exchange Agreement, Squam Lake Investors VI, L.P. may be deemed to beneficially own 97,965 shares of Class A Common Stock for its own account, representing 1.0% of the total number of shares of Class A Common Stock that would be outstanding following the exchange of its units and Bain & Company, Inc. may be deemed to beneficially own 4,082 shares of Class A Common Stock for its own account, representing .04% of the total number of shares of Class A Common Stock that would be outstanding following the exchange of its units. As a result of  its ownership of the general partner of Squam Lake Investors VI, L.P., Bain & Company may be deemed to beneficially own the shares held by Squam Lake Investors VI, L.P. resulting in an aggregate beneficial ownership of 1.1% of the total number of shares of Class A Common Stock that would be outstanding following the exchange of the units held by the Reporting Persons.

The Reporting Persons and certain other securityholders of the Issuer have entered into an Amended and Restated Securityholders Agreement as described in Item 6 hereof. To the best of the Reporting Persons’ knowledge, as of the date hereof, the group formed thereby may be deemed to beneficially own an aggregate of 17,868,854 shares of Class A Common Stock (based upon the group’s aggregate holdings of 17,607,904 units of DynaVox Holdings, an aggregate of 27,500 shares of Class A Common Stock held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement and an aggregate of 233,450 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement), or 65.6% of the 27,244,689 shares of Class A Common Stock that would be outstanding upon the exchange of units into shares of Class A Common Stock and the exercise of such options.  The Reporting Persons disclaim beneficial ownership of the shares of Class A Common Stock beneficially owned by the other signatories to the Amended and Restated Securityholders Agreement.

(b) Subject to the terms of the Amended and Restated Securityholders Agreement, Squam Lake Investors VI, L.P. has shared power to vote and dispose of the shares of the Class A Common Stock held in its name. Bain & Company, Inc. has and will have the sole power to vote and dispose of the shares of the Class A Common Stock held in its name and shared power, through its wholly owned subsidiary, to vote and dispose of the shares of the Class A Common Stock in the name of Squam Lake Investers VI, L.P.

(c)  To the best knowledge of the Reporting Persons, neither of the Reporting Persons nor the individuals named in Schedule A to this Schedule 13D has effected a transaction in units of DynaVox Holdings or shares of Class A Common Stock during the past 60 days.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Each of the Reporting Persons holds one share of Class B common stock (the “Class B Common Stock”) of the Issuer.  Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in DynaVox Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, the Registration Rights Agreement and the Amended and Restated Securityholders Agreement, all of which are incorporated by reference as exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

Each of the Reporting Persons is a party to a Registration Rights Agreement entered into in April 2010 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 the exchange of units of DynaVox Holdings for shares of Class A Common Stock by the Reporting Persons and the other parties to the agreement. In addition, Vestar Capital Partners and its affiliates (“Vestar”) have the right to request six times that the Issuer register the sale of shares of Class A Common Stock held by them and may require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock into the market from time to time over an extended period. In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

AMENDED AND RESTATED SECURITYHOLDERS AGREEMENT

Each of the Reporting Persons is a party to an Amended and Restated Securityholders Agreement entered into in April 2010.  The Amended and Restated Securityholders Agreement include, until such time as the securityholders party to such agreement cease to own at least 25% of the total voting power of the Issuer, a voting agreement pursuant to which such securityholders have agreed to vote their shares to elect the Chief Executive Officer as a Director of the Issuer and, for so long as Vestar holds at least 10% of the Issuer’s total voting power, all of the remaining Directors of the Issuer as designated by Vestar. The Amended and Restated Securityholders Agreement further prescribes a minimum number of five Directors of the Issuer.

The Amended and Restated Securityholders Agreement further provides that the securityholders shall vote their shares as directed by Vestar with respect to the approval of any amendment(s) to the organizational documents of the Issuer or DynaVox Holdings or a change in control transaction of the Issuer or DynaVox Holdings.

Under the Amended and Restated Securityholders Agreement, the Issuer or DynaVox Holdings is required to provide to each securityholder intending to qualify as a "venture capital operating company" within the meaning of 29 C.F.R. §2510.3-101(d) and holding 5% of the total voting power of the Issuer, certain inspection, information and consultation rights, subject to certain limitations.

The Amended and Restated Securityholders Agreement also provides the other investors party to the agreement with "tag-along" rights in connection with certain transfers of stock of the Issuer or units of DynaVox Holdings by Vestar and provides Vestar with "take-along" rights, to require such other investors to consent to a proposed sale of DynaVox Holdings initiated by Vestar.

Item 7. Material to Be Filed as Exhibits

1.     Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.     Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

3.    Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

4.    Joint Filing Agreement, dated as of March 7, 2011 (filed herewith).

5.    Powers of Attorney, dated as of March 7, 2011 (filed with Initial Statements of Beneficial Ownership on Form 3 filed with the Securities and Exchange Commission on March 7, 2011 and incorporated herein by reference).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of March, 2011.

SQUAM LAKE INVESTORS VI, L.P. By: BGPI, INC., its General Partner By: /s/ William Doherty Name: William Doherty Title: Vice President
BAIN & COMPANY, INC. By: /s/ James Spoto Name: James Spoto Title: Director of Accounting

SCHEDULE A
BGPI, Inc.
(the General Partner of Squam Lake Investors VI, L.P.)

Executive Officers

Name	Title	Principal Occupation	Business Address	Citizenship
Stuart K. Min	President & Secretary	Attorney	131 Dartmouth Street Boston, MA 02116	USA
Graeme Williamson	Treasurer	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Bill Doherty	Vice President	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Andrew Frommer	Vice President	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Kelt Kindick	Vice President	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Mary Welch	Vice President	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Diane Fernandes	Assistant Secretary	Attorney	131 Dartmouth Street Boston, MA 02116	USA

Directors of BGPI, Inc.

Name	Principal Occupation	Business Address	Citizenship
George Cogan	Management Consultant	One Embarcadero Center Suite 3600 San Francisco, CA 94111	USA
Graham Elton	Management Consultant	40 Strand, WC2N 5RW London, England United Kingdom	UK
Kelt Kindick	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Hugh MacArthur	Management Consultant	131 Dartmouth Street Boston, MA 02116	USA
Stephen Schaubert	Management Consultant	131 Dartmouth Street Boston, MA 02116	USA

Bain & Company, Inc.

Executive Officers

Name	Title	Principal Occupation	Business Address	Citizenship
Steve Ellis	President	Management Consultant	One Embarcadero Center Suite 3600 San Francisco, CA 94111	USA
Kelt Kindick	Chief Financial Officer	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Graeme Williamson	Treasurer	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Mary Welch	Controller & Vice President	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Andrew Frommer	Vice President	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Stuart K. Min	Secretary/Clerk	Attorney	131 Dartmouth Street Boston, MA 02116	USA
Graham N. Luce	Assistant Secretary	Attorney	40 Strand, WC2N 5RW London, England United Kingdom	USA

Directors of Bain & Company, Inc.

Name	Principal Occupation	Business Address	Citizenship
James Allen	Management Consultant	40 Strand, WC2N 5RW London, England United Kingdom	UK
Laurent-Pierre Baculard	Management Consultant	50 avenue Montaigne 75008 Paris France	France
Sarabjit (Savi) Baveja	Management Consultant	One Embarcadero Center Suite 3600 San Francisco, CA 94111	USA
Steve Ellis	Management Consultant	One Embarcadero Center Suite 3600 San Francisco, CA 94111	USA
Mark Gottfredson	Management Consultant	5215 North O’Connor Blvd. Suite 500 Irving (Dallas), TX 75039	USA

Directors of bain & Company, Inc. (cont’d)

Name	Principal Occupation	Business Address	Citizenship
Dave Johnson (ex-officio, non-voting)	Management Consultant	131 Dartmouth Street Boston, MA 02116	USA
Kelt Kindick (ex-officio, non-voting)	Finance & Administration	131 Dartmouth Street Boston, MA 02116	USA
Ouriel Lancry	Management Consultant	190 South LaSalle Street Suite 3400 Chicago, IL 60603	USA
Kristine Miller (ex-officio, non-voting)	Management Consultant	One Embarcadero Center Suite 3600 San Francisco, CA 94111	USA
Raj Pherwani	Management Consultant	One Embarcadero Center Suite 3600 San Francisco, CA 94111	USA
Paul Stone	Management Consultant	Regeringsgatan 38, 6tr. 111 56 Stockholm Sweden	UK
Rolf-Magnus Weddigen	Management Consultant	Karlsplatz 1 80335 Munich Germany	Germany
Sunny Yi	Management Consultant	45 Namdaemunno 4-ga, Jung-gu Seoul, 100-743 Korea	USA

EXHIBIT INDEX

1.
Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.
Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

3.
Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

4.	Joint Filing Agreement, dated as of March 7, 2011 (filed herewith).

5.
Powers of Attorney, dated as of March 7, 2011 (filed with Initial Statements of Beneficial Ownership on Form 3 filed with the Securities and Exchange Commission on March 7, 2011 and incorporated herein by reference).

EXHIBIT 4

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of securities of DynaVox Inc.

EXECUTED this 7th day of  March, 2011.

SQUAM LAKE INVESTORS VI, L.P. By: BGPI, INC., its General Partner By: /s/ William Doherty Name: William Doherty Title: Vice President
BAIN & COMPANY, INC. By: /s/ James Spoto Name: James Spoto Title: Director of Accounting